SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Xiniya Fashion Limited
(Name of Issuer)

Ordinary Shares, par value US$0.00005 per share
(Title of Class of Securities)

G2162C 106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G
CUSIP No. G2162C 106

1	NAMES OF REPORTING PERSONS

Qiming Xu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
134,359,960 Ordinary Shares (1)

		6	SHARED VOTING POWER
0
		7	SOLE DISPOSITIVE POWER
134,359,960 Ordinary Shares (2)
.
		8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

134,359,960 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
59.0%
12	TYPE OF REPORTING PERSON

IN

(1)	Includes 134,137,740 Ordinary Shares beneficially owned by Qiming Xu through Qiming Investment Limited and 222,220 Ordinary Shares directly held by Qiming Xu
(2)	Includes 134,137,740 Ordinary Shares beneficially owned by Qiming Xu through Qiming Investment Limited and 222,220 Ordinary Shares directly held by Qiming Xu

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(3) SCHEDULE 13G

CUSIP No. G2162C 106

1	NAMES OF REPORTING PERSONS

Qiming Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
134,137,740 Ordinary Shares

	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
134,137,740 Ordinary Shares

	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

134,137,740 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.9%
12	TYPE OF REPORTING PERSON
CO

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Item 1(a)	Name of Issuer

China Xiniya Fashion Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices

4th floor, 33 Wang Hai Road
Xiamen Software Park Phase II
Xiamen City, Fujian Province 361000
People’s Republic of China

Item 2(a)	Name of Person Filing

(i) Qiming Xu
(ii) Qiming Investment Limited

Mr. Qiming Xu and Qiming Investment Limited are making this joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

Item 2(b)	Address of Principal Business Office

(i) The address of the principal business office of Qiming Xu is 4th floor, 33 Wang Hai Road, Xiamen Software Park Phase II, Xiamen City, Fujian Province 361000, People’s Republic of China.

(ii) The address of the principal business office of Qiming Investment Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

Item 2(c)	Citizenship or Place of Organization

(i) Qiming Xu is a citizen of the People’s Republic of China.
(ii) Qiming Investment Limited is a limited liability company incorporated in the British Virgin Islands.

Item 2(d)	Title of Class of Securities

Ordinary Shares, par value US$0.00005 per share

Item 2(e)	CUSIP Number

G2162C 106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a) ☐ A broker or dealer registered under Section 15 of the Act;

(b) ☐ A bank as defined in Section 3(a)(6) of the Act;

(c) ☐ An insurance company as defined in Section 3(a)(19) of the Act;

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	(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable

Item 4	Ownership

The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the reporting persons is provided as of December 31, 2012:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Qiming Xu	134,359,960	59.0%	134,359,960	—	134,359,960	—
Qiming Investment Limited	134,137,740	58.9%	134,137,740	—	134,137,740	—

Mr Qiming Xu is the record holder of 222,220 Ordinary Shares of the Issuer.

Qiming Investment Limited is the record holder of 134,137,740 Ordinary Shares of the Issuer. Mr. Qiming Xu is the sole beneficial owner of Qiming Investment Limited. Pursuant to Rule 13d-3 under the Act, Mr. Qiming Xu may be deemed to be the beneficial owner of the Ordinary Shares owned by Qiming Investment Limited.

Mr. Qiming Xu and Qiming Investment Limited are making this joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

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Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certifications

Not applicable

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

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EXHIBIT INDEX

A.	Joint Filing Agreement, dated February 11, 2013, by and among Qiming Xu and Qiming Investment Limited

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Exhibit A

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares, par value US$0.00005 per share, of China Xiniya Fashion Limited, dated as of January 10, 2012, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 11, 2013